KPMG LLP 99 High Street	Telephone Fax	617 988 1000 617 507 8321
Boston, MA 02110-2371	Internet	www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

To the Board of

ING Investors Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the ING Funds listed in Appendix A (the Funds), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of May 31, 2005, October 31, 2005, and December 31, 2005.  Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, October 31, 2005, and December 31, 2005, and, with respect to agreement of security purchases and sales, for the period January 1, 2005 through December 31, 2005:

(1)   Confirmation of all securities held in book entry form by the Bank of New York Mellon (formerly, The Bank of New York) (custodian);

(2)   Confirmation of securities held in book entry form by ING Belgium S.A./N.V., ING Bank N.V.  Sofia, ING Bank N.V., Prague, ING Bank RT Budapest, ING Bank Slaski, S.A., ING Bank N.V. Amsterdam – Sucursala Bucuresti, and ING Bank Netherlands (affiliated sub-custodian banks);

(3)   Confirmation of securities held in book entry form by Euroclear Belgium, Central Depository AD, Czech Securities Centre, Hungary Central Securities Depository (KELER), Polish National Depository of Securities, Romanian Central Depository, and Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. (foreign depositories);

(4)   Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5)   Reconciliation of all such securities to the books and records of the Funds, the custodian and the affiliated sub-custodian banks;

KPMG LLP, a U.S. limited liability partnership, is the U.S.  member firm of KPMG International, a Swiss cooperative.

(6)   Agreement of selected security purchases and sales during the period January 1, 2005 through December 31, 2005 from the books and records of the Funds to broker confirmations or bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2005, October 31, 2005, and December 31, 2005, with respect to the securities reflected in the investment accounts of the Funds that are held by the affiliated sub-custodian banks pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects.  We have not examined the Funds’ compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
March 31, 2008

Appendix A

ING FMR Diversified MidCap Portfolio
ING Global Resources Portfolio

ING International Growth Opportunities Portfolio (formerly, ING International Portfolio)
ING Julius Baer Foreign Portfolio
ING Pioneer Fund Portfolio
ING T. Rowe Price Equity Income Portfolio

ING Templeton Global Growth Portfolio (formerly, ING Capital Guardian Managed Global Portfolio)
ING Van Kampen Global Franchise Portfolio
ING VP Index Plus International Equity Portfolio
ING Wells Fargo Disciplined Value Portfolio (formerly, ING Wells Fargo MidCap Disciplined Portfolio)

September 19, 2007

KPMG LLP

Attention:  Dan Strasshofer

99 High Street

Boston, MA  02110

RE:  Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2005, October 31, 2005, and December 31, 2005, and for the period from January 1, 2005 through December 31, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, October 31, 2005, and December 31, 2005, and for the period from January 1, 2005 through December 31, 2005, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians.  We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

Shaun P. Mathews
Chief Executive Officer

Todd Modic
Senior Vice President and Chief Financial Officer

7337 F., Doubletree Ranch Road	Tel.: 480.477.3000	ING Funds Services, LLC
Scottsdale, AZ 85258	Toll Free: 800.334.3444
Fax: 480.477.2700

Appendix A

ING American Century Select Portfolio

ING Davis Venture Value Portfolio (formerly, ING Salomon Brothers Fundamental Value Portfolio)

ING Emerging Countries Fund

ING FMR Diversified Mid Cap Portfolio

ING Foreign Fund

ING Global Advantage and Premium Opportunity Fund

ING Global Equity Dividend Fund

ING Global Equity Dividend and Premium Opportunity Fund

ING Global Real Estate Fund

ING Global Resources Portfolio

ING Global Science and Technology Fund

ING Global Value Choice Fund

ING Index Plus International Equity Fund

ING International Equity Fund (formerly, ING International Growth Fund)

ING International Growth Opportunities Fund (formerly, ING International Fund)

ING International Growth Opportunities Portfolio (formerly, ING International Portfolio)

ING International Small Cap Fund (formerly, ING International Small Cap Growth Fund)

ING International Value Fund

ING International Value Choice Fund

ING JPMorgan Emerging Markets Equity Portfolio

ING JPMorgan International Portfolio (formerly, ING JPMorgan Fleming International Portfolio)

ING Julius Baer Foreign Portfolio

ING Oppenheimer Global Portfolio

ING Oppenheimer Strategic Income Portfolio

ING Pioneer Fund Portfolio

ING Russia Fund

ING Strategic Allocation Conservative Fund (formerly, ING Strategic Allocation Income Fund)

ING Strategic Allocation Growth Fund

ING Strategic Allocation Moderate Fund (formerly, ING Strategic Allocation Balanced Fund)

ING T. Rowe Price Equity Income Portfolio

ING T. Rowe Price Growth Equity Portfolio

ING Templeton Global Growth Portfolio (formerly, ING Capital Guardian Managed Global Portfolio)

ING Van Kampen Global Franchise Portfolio

ING VP Emerging Markets Fund

ING VP Global Equity Dividend Portfolio (formerly, ING VP Worldwide Growth Portfolio)

ING VP Global Science and Technology Portfolio

ING VP Index Plus International Equity Portfolio

ING VP International Equity Portfolio

ING VP International Value Portfolio

ING VP Strategic Allocation Conservative Portfolio (formerly, ING VP Strategic Allocation Income Portfolio)

ING VP Strategic Allocation Growth Portfolio

ING VP Strategic Allocation Moderate Portfolio (formerly, ING VP Strategic Allocation Balanced Portfolio)

ING Wells Fargo Disciplined Value Portfolio (formerly, ING Wells Fargo Mid Cap Disciplined Portfolio)